UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934

The Eastern Company
(Exact name of registrant as specified in its charter)

Connecticut	06-0330020
(state of incorporation or organization)	(I.R.S. Employer Identification No.)

112 Bridge Street
Naugatuck, Connecticut	06770
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, No par value per share	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.          ☐

Securities Act registration statement file number to which this form relates: (if applicable)  Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:                       None
(Title of class)

Item 1. Description of Registrant’s Securities to be Registered.

This Form 8-A is being filed in connection with the listing of the common stock, no par value per share (the “Common Stock”) of The Eastern Company (the “Company”) pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended, on The NASDAQ  Stock Market LLC commencing on or about December 15, 2011. The Company is voluntarily delisting the Common Stock from the NYSE AMEX Exchange effective as of the close of business on December 14, 2011.  The Common Stock is traded under the symbol "EML".  The transfer agent for the Common Stock is American Stock Transfer & Trust Company, LLC.

The Company’s authorized capital stock consists of 50,000,000 shares of Common Stock, 1,000,000 shares of voting preferred stock, no par value per share (“Voting Preferred Stock”), and 1,000,000 shares of nonvoting preferred stock, no par value per share (“Nonvoting Preferred Stock”).

The following is a summary of the material provisions of the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated Bylaws (the “Bylaws”), insofar as they relate to the material terms of the Common Stock. This summary is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws, which are incorporated herein by reference.

Common Stock

The Company may issue authorized but unissued shares of its Common Stock in connection with certain employee and non-employee director plans maintained by the Company and in payment of certain non-employee director retainer fees under The Eastern Company Directors Fee Program.  Except as noted above, the Company has no present plans for the issuance of additional shares of Common Stock.  However, in the future the authorized but unissued shares of Common Stock may be issued at any time, and from time to time, in such amounts and proportions and for such consideration as may be fixed by the Board of Directors of the Company.  Such shares may be issued for general corporate purposes, including but not limited to possible issuance as stock dividends or stock splits, in future mergers or acquisitions, or in future private placements or underwritten or other public offerings.  Except as otherwise required to approve the transaction in which the additional authorized shares of Common Stock would be issued, no shareholder approval would be required for the issuance of these shares.

Assessment and Redemption

The shares of Common Stock are fully paid and non-assessable.

Connecticut law permits the redemption of a corporation's stock.  However, no redemption may occur if the corporation is, or would thereby be rendered, insolvent.

Conversion Rights

The Common Stock does not have any conversion rights.

Dividend Rights

When and as dividends, payable in cash, stock or other property, are declared by the Board of Directors of the Company, the holders of Common Stock are entitled to share equally, share for share, in such dividends.

Liquidation Rights

In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share, on a share-for-share basis, in any of the assets or funds of the Company which are distributable to its common shareholders upon such liquidation, dissolution or winding-up.

Par Value

The Common Stock has no par value.

Preemptive Rights

No holders of Common Stock have any preemptive or preferential rights to purchase or to subscribe for any shares of capital stock or other securities which may be issued by the Company.

Voting Rights

Holders of Common Stock are entitled to one vote for each share on all matters voted upon by the shareholders.  The shares of Common Stock have non-cumulative voting rights.  This means that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors standing for election, and in such event the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Board of Directors of the Company.

The Board of Directors is divided into three classes, so that approximately one-third of the directors are elected annually for a three year term.

Preferred Stock

Under the Company's Certificate of Incorporation, as amended, the Board of Directors of the Company is authorized without further shareholder action to provide for the issuance of shares of Voting Preferred Stock or Nonvoting Preferred Stock.  The preferred stock may be issued in one or more series, with such designations or titles; dividend rates; special or relative rights in the event of liquidation, distribution or sale of assets or dissolution or winding up of the Company; terms of any sinking fund; terms of any redemption or purchase account; terms of conversion; and any voting rights thereof, as shall be set forth as and when established by the Board of Directors of the Company.

No shares of Voting Preferred Stock or Nonvoting Preferred Stock are issued or outstanding as of the date of filing of this Form 8-A.

Rights Plan

Under the Company's rights plan, the holder of each outstanding share of Common Stock has been granted one stock purchase right for each outstanding share of Common Stock.  Under certain conditions, each right may be exercised to purchase one share of Common Stock at an exercise price of $80.00, subject to adjustment to prevent dilution.  The rights become exercisable ten days after an individual or group acquires ten percent (10%) or more of the Company's outstanding shares of Common Stock or after the commencement or announcement of an offer to acquire ten percent (10%) or more of the Company's Common Stock.  The rights, which do not have voting rights, expire on July 23, 2018, and may be redeemed by the Company at a price of $0.01 per right at any time prior to their expiration or the acquisition of ten percent (10%) of the Common Stock.  In the event that the Company were acquired in a merger or other business combination transaction, provision will be made so that each holder of a right will have the right to receive, upon the exercise of the right at the then current exercise price, that number of shares of common stock of the surviving corporation which at the time of such transaction would have a market value of two times the exercise price of the right.

Item 2. Exhibits

Exhibit
Number                      Description

1.
Restated Certificate of Incorporation dated August 14, 1991 is incorporated by reference to the Registrant’s Annual Report on Form 10-K for the fiscal year ended December 28, 1991 and the Registrant’s Form 8-K filed on February 13, 1991.

2.	Amended and restated bylaws dated July 29, 1996 are incorporated by reference to the Registrant’s Form 8-K filed on July 29, 1996.

3.
Rights Agreement entered into between the Registrant and American Stock Transfer & Trust Company dated as of July 23, 2008 and Letter to all shareholders of the Registrant dated June 23, 2008, together with Press Release dated June 23, 2008 describing the issuance of a Purchase Rights dividend distribution are incorporated by reference to the Registrant’s Form 8-K filed on July 23, 2008.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

The Eastern Company
(Registrant)

Date: December 14, 2011	By: /s/John L. Sullivan III
John L. Sullivan III
Vice President and Chief Financial Officer